Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

    a. *Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?*

        ☒ *Yes*   ☐ *No*

        If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

        Interactive Brokers LLC ("**IBKR**") operates a customer brokerage business (the "**Customer Business**") whereby brokerage customers of IBKR ("**Brokerage Customers**") may electronically submit orders to IBKR's smart order router ("**SOR**") for further routing. The term "Brokerage Customer" includes broker-dealer clients of IBKR (excluding, for clarity, Liquidity Providers in their capacities as such), and may include broker-dealers and other entities that submit directed orders to the ATS through IBKR's SOR and make no other use of IBKR's services. Additionally, and as separately noted herein (see, *e.g.*, Part III Items 7, 9 and 11), entities acting as Liquidity Providers may separately act as Brokerage Customers of IBKR. Specifically, an entity that is otherwise approved to act as a Liquidity Provider may separately connect to IBKR as a brokerage customer in order to represent customer agency orders in the ATS and/or to utilize IBKR's other order routing services (a "**Dual Role Subscriber**").

        All subscribers (that is, both Liquidity Providers and Brokerage Customers) may access the ATS via the SOR. **Both Brokerage Customers and** Liquidity Providers **may direct orders (i.e., send directed orders) to the ATS via the SOR. In addition, Brokerage Customers may submit non-directed orders to the SOR. Brokerage Customer's non-directed orders submitted to the SOR may be routed to the ATS in accordance with the SOR's routing logic. Orders routed by the SOR to the ATS use the "IBKR" MPID and are routed by IBKR on an agency basis.**

        Liquidity Providers (but not other types of subscribers) may also access the ATS via direct FIX connection. Where Liquidity Providers access the ATS via the SOR, they connect via a FIX connection, through which they may submit directed orders to the ATS. Brokerage Customers, including Dual Role Subscribers acting as Brokerage Customers, may also access the SOR via FIX connection.

        Where a Dual Role Subscriber submits an order to the ATS via a direct FIX connection to the ATS (such that its order does not pass through the SOR), the ATS treats such order as being submitted by a "Liquidity Provider." Where a Dual Role Subscriber accesses the ATS by submitting a directed order to the SOR, the User ID associated with the FIX session dictates whether the ATS treats the order as being

Exhibit 3

submitted by a "Brokerage Customer" or, alternatively, a "Liquidity Provider." Subscribers' manner of accessing the ATS is further discussed in Part III, Item 5.

~~The ATS only accepts orders directed to the ATS (whether by a Liquidity Provider or Brokerage Customer). The SOR does not route non-directed orders to the ATS (that is, a non-directed order submitted to the SOR will not be routed to the ATS).~~

While the vast majority of IBKR customers submit orders electronically (*e.g.*, via order management systems offered by IBKR), IBKR maintains a customer support team (the "**Order Desk**") that may, upon customer request, manually submit orders on behalf of customers. Generally, the Order Desk is used by Brokerage Customers experiencing technical difficulties (e.g., an inability to submit orders via an IBKR order management system) and urgently wanting to close a position. The Order Desk acts as agent. Orders routed by the Order Desk use the "IBKR" MPID.

IBKR also maintains a block order desk (the "**Block Desk**"). The Block Desk handles larger-sized orders (generally 10,000 shares or larger) on behalf of Brokerage Customers. The Block Desk acts as agent. Orders routed by the Block Desk use the "IBKR" MPID.

Additionally, IBKR's risk department maintains desks (the "**Risk Desks**," together with the Order Desk and Block Desk, the "**Agency Desks**") that facilitate, as agent, the liquidation of customer positions in connection with margin calls and similar situations. Orders routed by the Risk Desks use the "IBKR" MPID. IBKR does not otherwise maintain an agency trading desk (*i.e.*, other than the Agency Desks). For clarity, the Agency Desks are "business units" of IBKR (as that term is used herein).

The following IBKR business units (the "**Principal Accounts**") may submit principal order interest to the ATS:

i. Error Account (used to close-out IBKR positions related to IBKR errors);

ii. Customer accommodation (used to take over legs of customer multi-leg orders where one or more legs did not fill in the specified ratios; and also on occasion to accommodate customer errors);

iii. Buy-in/Close-out (used to close-out short positions and/or fails to deliver); and

iv. Liquidation of positions taken over in foreclosure.

The MPID for each Principal Account is "IBKR." No other business units of IBKR may submit principal order interest to the ATS. IBKR business units may not act as Liquidity Providers.

b. *If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?*

☐ *Yes* ☒ *No*

Exhibit 3

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

Brokerage Customers, including the IBKR Affiliates identified at Part II Item 2(a) in their capacities as Brokerage Customers, and IBKR's business units, including the Agency Desks and the Principal Accounts, access the ATS via the SOR. Only subscribers acting as Liquidity Providers have the option to access the ATS via direct FIX connection as well. IBKR business units may not act as Liquidity Providers.

Where a Dual Role Subscriber submits an order to the ATS it will be identified as a Liquidity Provider order if it either was submitted via a direct FIX connection to the ATS or through the SOR under a user ID identifying it as a Liquidity Provider.

Orders submitted to the ATS by Brokerage Customers may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer. Orders submitted to the ATS by Liquidity Providers may not interact with orders submitted to the ATS by other Liquidity Providers (including, for clarity, other orders submitted by such Liquidity Provider).

Please see Part III Items 5 and 7 for additional discussion of the means of order entry and available order instructions.

c. *Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☐ *Yes* ☒ *No*

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If yes, respond to request in Part III, Item 16 of this form.

Item 2: Affiliates Trading Activities on the ATS

a. *Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?*

☒ *Yes* ☐ *No*

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS,

Exhibit 3

investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The following Affiliates may submit orders to the ATS:

i.　　IBKR Financial Services AG (f/k/a Timber Hill Europe AG) (broker-dealer registered in Switzerland, no MPID, may submit orders as principal);

ii.　　IBKR Securities Services LLC (U.S. registered broker-dealer, MPID=TMBR, may submit orders as principal);

iii.　　Interactive Brokers Canada Inc. (broker-dealer registered in Canada, no MPID, may submit orders as principal or agent);

iv.　　Interactive Brokers (UK) Ltd. (broker-dealer registered in the United Kingdom, no MPID, may submit orders as agent);

v.　　Interactive Brokers Hong Kong Ltd. (broker-dealer and futures firm registered in Hong Kong, no MPID, may submit orders as principal or agent);

vi.　　Interactive Brokers Australia Pty Ltd. (broker-dealer registered in Australia, no MPID, may submit orders as principal or agent);

vii.　　Covestor Ltd (d/b/a Interactive Brokers Asset Management) (SEC Registered Investment Adviser, no MPID, may submit orders as principal or agent);

viii.　　IB Exchange Corp. (unregistered holding company, no MPID, may submit orders as principal);

ix.　　IBG LLC (unregistered holding company, no MPID, may submit orders as principal);

x.　　Interactive Brokers Corp. ("**IB Corp.**")(U.S. registered broker-dealer, MPID=IBCO, may submit orders as principal);

xi.　　Interactive Brokers Securities Japan, Inc. (broker-dealer registered in Japan, no MPID, may submit orders as principal or agent);

xii.　　Interactive Brokers Ireland Limited (broker-dealer registered in Ireland, no MPID, may submit orders as principal or agent); **and**

xiii.　　Interactive Brokers Singapore Pte. Ltd. (broker-dealer registered in Singapore, no MPID, may submit orders as principal or agent)~~; and~~ .

xiv. ~~Interactive Brokers Central Europe Zrt. (broker-dealer registered in Hungary, no MPID, may submit orders as principal or agent).~~

No other Affiliates of IBKR are subscribers to the ATS.

Exhibit 3

b. *If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?*

☐ *Yes* ☒ *No*

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

IBKR Affiliates may act as Brokerage Customers or as Liquidity Providers (and may, for clarity, act as Dual Role Subscribers). Orders submitted to the ATS by Brokerage Customers (including by an IBKR Affiliate in its capacity as a Brokerage Customer) may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer. Orders submitted to the ATS by Liquidity Providers (including by an IBKR Affiliate in its capacity as a Liquidity Provider, such affiliated Liquidity Providers, the "**Affiliated Liquidity Providers**") may not interact with orders submitted to the ATS by other Liquidity Providers (including, for clarity, other orders submitted by such Liquidity Provider). Please see Part III Items 5 and 7 for additional discussion of the means of order entry and available order instructions.

Orders submitted by IBKR's affiliate, Covestor Ltd, are configured to only interact with orders of Liquidity Providers (as that term is defined in Part III Item 12 hereunder) that are not Affiliated Liquidity Providers (such unaffiliated Liquidity Providers, the "**Unaffiliated Liquidity Providers**"). Such counter-party permissioning functionality is not available to other subscribers. Please see Part III Item 14 for additional information regarding the ATS' counter-party permissioning functionality.

c. *Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☒ *Yes* ☐ *No*

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

The Firm's Affiliate, IB Corp., is permissioned to act as a Liquidity Provider in the ATS.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If yes, respond to the request in Part III, Item 16 of this form.

Exhibit 3

Item 5: *Other Products and Services*

a. *Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?*

☒ *Yes* ☐ *No*

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

Brokerage Customers ~~seeking to utilize the ATS must specifically direct orders to the~~**access the** ATS through the SOR. IBKR, as part of its Customer Business, offers ~~the following trading products~~**certain trading algorithms (the "IBKR Algorithms") that serve various benchmarks and order management systems (the "IBKR OMSs," together with the IBKR Algorithms, the "Trading Products")** that allow Brokerage Customers ~~(including a Dual Role Subscriber in its capacity as a Brokerage Customer)~~**to submit orders to the SOR. Non-directed orders submitted to the SOR may be routed to the ATS in accordance with the SOR's routing logic; however, only the following Trading Products allow Brokerage Customers** to direct orders to the ATS **(through the SOR)**: (i) the Desktop Trader Workstation ("**TWS**")~~and~~**;** (ii) **IBKR Desktop (the next generation of TWS); and (iii)** the IBKR API (including, for the avoidance of doubt, via FIX connection)~~(together, the "Trading Products")~~. For clarity, while IBKR offers other ~~brokerage products~~**Trading Products** to Brokerage Customers, no ~~brokerage product other than TWS and the IBKR API~~**Trading Product other than those listed above allows Brokerage Customers to direct orders to the ATS. All Trading Products** allow Brokerage Customers to submit ~~orders~~**non-directed orders. Only if the Brokerage Customer opts to make a non-directed order eligible for the overnight session is that non-directed order eligible to be routed** to the ATS.

Only Brokerage Customers may use the Trading Products (i.e., Liquidity Providers that are not separately Brokerage Customers may not utilize a Trading Product). However, the Trading Products are available for use by all Brokerage Customers, including the IBKR Affiliates in their capacities as Brokerage Customers.

IBKR's affiliate, Global Financial Information Services GmbH ("**GFIS**"), distributes ATS market data to Brokerage Customers and Liquidity Providers, including Brokerage Customers who have not been permissioned to access the ATS, at no charge. Brokerage Customers may access the ATS market data via the Trading Products. Liquidity Providers and Brokerage Customers may also access the ATS market data via IBKR's REST/Web API offering. Please see Part III Item 15 for additional information regarding the ATS market data.

ATS market data includes the following information on a security-by-security basis:

Exhibit 3

(i) highest resting bid price, lowest resting offer price and aggregate size at such price level ("**Top of Book Data**") and (ii) price and size of the last sale within the ATS ("**Last Sale Data**"). Subscribers receiving ATS market data via IBKR's REST/Web API offering may elect to receive Top of Book Data that excludes Liquidity Providers' orders (that is, they may elect to receive Top of Book Data that only represents resting orders of Brokerage Customers). For clarity, where a subscriber elects to receive Top of Book Data that excludes Liquidity Providers' orders, the Last Sale Data received by such subscriber will continue to include transactions involving Liquidity Providers. Other than the foregoing, there is no substantive difference in the ATS market data available via the Trading Products or other means of display.

b. *If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

The Trading Products are available for use by all Brokerage Customers, including the IBKR Affiliates in their capacities as Brokerage Customers. However, only Brokerage Customers may use the Trading Products (that is, Liquidity Providers that are not separately Brokerage Customers may not utilize a Trading Product). Both Brokerage Customers and Liquidity Providers may access ATS market data via IBKR's REST/Web API offering. Liquidity Providers (in their capacities as such) may only access ATS market data via the REST/Web API.

c. *Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?*

☒ *Yes* ☐ *No*

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here

GFIS, an affiliate of IBKR, distributes the ATS market data at no charge. Please see Part III Item 15 (Display) for additional information.

d. *If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ *Yes* ☐ *No*

If no, identify and explain any differences.

Exhibit 3

Part III: Manner of Operations

Item 2: Eligibility for ATS Services

    a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

      ☐ *Yes*   ☒ *No*

    b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

      ☒ *Yes*   *No*

    If yes, list and provide a summary of the conditions.

Generally, IBKR accepts the following types of subscribers to the ATS: (i) Liquidity Providers; (ii) "full-service" customers of IBKR that utilize IBKR's non-ATS service offerings (including introducing brokers trading on behalf of their customers and advisors trading on behalf of their customers, and including, for clarity, other broker-dealers that submit directed orders to the ATS through IBKR's SOR, even if such broker-dealers make no other use of IBKR's services) and (iii) Affiliates of IBKR. IBKR Affiliates may request the ability to access the ATS as Brokerage Customers, Liquidity Providers or as Dual Role Subscribers. The conditions that must be satisfied before such persons may access the ATS services are noted below.

    LIQUIDITY PROVIDERS: Only market-makers and other principal trading firms willing to provide significant liquidity to IBKR's customers may, subject to the approval of IBKR management, access the ATS as Liquidity Providers. IBKR management exercises discretion in determining whether to approve an entity as a Liquidity Provider. For instance, IBKR management may choose to reject a prospective Liquidity Provider that anticipates providing liquidity that is comparable to, or in excess of, the amount of liquidity provided by a current Liquidity Provider, if IBKR management determines that sufficient liquidity already exists in the ATS (whether generally or for the specific securities in which the prospective Liquidity Provider anticipates quoting) that the benefit of the added liquidity is insufficiently material. Without limiting the foregoing, IBKR management approval is subject to a number of factors, including: (i) anticipated quoting activity (e.g., anticipated spread, order size and number of symbols traded); (ii) financial data (e.g., net capital levels); (iii) operating history (e.g., how long has the entity been a market maker or otherwise acted as a liquidity provider); and (iv) execution quality being provided by current Liquidity Providers (that is, as indicated above, due to systems limitations IBKR may elect not to onboard a prospective Liquidity Provider if anticipated quoting activity is merely comparable to quoting activity of current Liquidity Providers). Liquidity Providers, in their capacities as Liquidity Providers, are not required to enter into a written agreement to use the ATS services. IBKR business units may not act as Liquidity Providers. IBKR Affiliates may, subject to management approval, act as Liquidity Providers if they are SEC-

Exhibit 3

registered dealers. Liquidity Providers may separately apply to be brokerage customers of IBKR.

BROKERAGE CUSTOMERS (INCLUDING INTRODUCING BROKERS AND ADVISORS): Retail and institutional customers of IBKR complete applications for an IBKR brokerage account and complete various IBKR customer documentation steps, including signing an IBKR customer agreement. Access to an IBKR brokerage account is open to the public and subject to various "know your customer," anti-money laundering and anti-fraud steps. Advisors whose customers' transactions are cleared and carried by IBKR will complete the required onboarding documentation. Introducing brokers whose customers' transactions are cleared and carried by IBKR will complete the required onboarding documentation and clearing agreement, which are required under FINRA Carrying Broker rules and are subject to FINRA approval.

AFFILIATES: The ability of an Affiliate to access IBKR's brokerage services or act as a Liquidity Provider is subject to approval by IBKR management.

IBKR may perform additional background checks (e.g., in addition to the reviews noted above) on prospective subscribers. These background checks may include an assessment of the prospective subscriber's regulatory history and any other news items and information relating to the prospective subscriber. Based on the results of such background checks, IBKR may decide to reject a prospective ATS subscriber.

c. *If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?*

☐ *Yes*   ☒ *No*

If no, identify and describe any differences.

IBKR, in its sole discretion, retains the right to refuse any prospective subscriber (including, for example, when assessing the qualifications of any prospective Liquidity Provider).

Onboarding of Brokerage Customers is largely automated. Any prospective Brokerage Customer that meets IBKR's account minimum, provides the required documentation (including ~~agreeing to IBKR's terms and conditions of use~~**acknowledging IBKR's overnight-trading risk disclosures**) and does not generate any CIP/AML "alerts" will be onboarded. However, when an account application is flagged (e.g., due to potential negative news), IBKR, subject to applicable law, will exercise its discretion in determining whether to onboard the prospective customer. Additionally, IBKR exercises discretion in determining whether to accept a prospective customer's proposed revisions to IBKR's account agreement and/or fee schedule.

Brokerage Customers must acknowledge ~~and agree to terms and conditions governing their access to and use of the ATS. For clarity, such terms and~~

Exhibit 3

~~conditions are in addition to any~~**IBKR's overnight-trading risk disclosures and, separately, agree to the** terms and conditions contained in such Brokerage Customer's account agreement with IBKR.

As noted in Part III, Item 2(b), the ability of an Affiliate to access IBKR's brokerage services is subject to approval by IBKR management. In determining whether to approve an Affiliate as a Brokerage Customer, IBKR management's primary consideration is whether the Affiliate operates a customer business. As noted above, only Affiliates that are SEC-registered dealers may act as Liquidity Providers. In determining whether to approve such an Affiliate to act as a Liquidity Provider, IBKR management assesses the same criteria it uses in determining whether to approve Liquidity Providers generally (see Part III Item 2(b) above for additional discussion of the relevant criteria).

d. *Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?*

☐ *Yes*   ☒ *No*

Item 5: Means of Entry

a. *Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?*

☒ *Yes*   ☐ *No*

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Liquidity Providers access the ATS via FIX protocol. The ATS is compliant with version 4.2 of the FIX Protocol. Liquidity Providers can connect via cross connects within Equinix NY5 or CH4 or, alternatively, through dedicated FIX connections. In the event a Liquidity Provider cross-connects with the ATS, the hardware used for connection is provided, installed, and maintained by the Liquidity Provider and/or datacenter operator. IBKR does not charge a fee for cross-connects.

b. *If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only Liquidity Providers may access the ATS via direct FIX connection. All other subscribers access the ATS exclusively via the SOR.

c. *Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales*

Exhibit 3

desk)?

☒ *Yes* ☐ *No*

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

All Brokerage Customers' orders access the ATS via the SOR. Only those Brokerage Customers that use a Trading Product and have acknowledged and agreed to **the** terms and conditions ~~governing their~~**in such Brokerage Customer's account agreement with IBKR and have separately acknowledged IBKR's overnight-trading risk disclosures may** access ~~to and use of~~ the ATS ~~may direct orders to the ATS~~. There are no other conditions that must be satisfied for a Brokerage Customer to access the ATS via the SOR.

Liquidity Providers may access the ATS via direct FIX connection or via the SOR. Liquidity Providers that wish to access the ATS via the SOR must establish a FIX connection to the SOR. Only entities onboarded as Liquidity Providers may access the ATS via direct FIX connection; there are no other conditions that must be satisfied to access the ATS via direct FIX connection.

See Part III Item 7 for a discussion of available attributes for orders submitted to the ATS.

d. *If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes* ☒ *No*

If no, identify and explain any differences.

Only Liquidity Providers may directly access the ATS (i.e., bypassing the SOR). Only principal trading firms (e.g., market makers) permissioned by IBKR management may act as Liquidity Providers.

Orders submitted to the ATS by Liquidity Providers may not interact with orders submitted to the ATS by other Liquidity Providers (including, for clarity, other orders submitted by such Liquidity Provider). Orders submitted to the ATS by Brokerage Customers may interact with both orders submitted to the ATS by Liquidity Providers and orders submitted to the ATS by other Brokerage Customers, but may not interact with other orders submitted by the same Brokerage Customer.

As a general matter, all ~~IBKR customers may direct~~**Brokerage Customers may submit** orders to the ATS, provided they ~~agree to the specific terms and conditions governing access to and use of the ATS. However, certain brokerage products offered by IBKR (*e.g.*, IBKR's smartphone mobile app and web-based order entry~~

Exhibit 3

~~tools) do not permit subscribers to direct orders to the ATS; rather, only the Trading Products allow Brokerage Customers to direct orders to the ATS~~**acknowledge IBKR's overnight-trading risk disclosures**. The Trading Products are available for use by all Brokerage Customers, including the IBKR Affiliates in their capacities as Brokerage Customers. **Only certain Trading Products allow Brokerage Customers to direct orders to the ATS. See Part II Item 5 for additional information regarding the Trading Products, including which Trading Products support the submission of (i) directed orders to the ATS and (ii) non-directed orders that may be routed to the ATS in accordance with the SOR's routing logic.**

Item 15: Display

a. *Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?*

   ☐ *Yes* ☒ *No*

b. *Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?*

   ☒ *Yes* ☐ *No*

   If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

   The following information is made available to Brokerage Customers and Liquidity Providers (including, for clarity, Brokerage Customers that are not permissioned to submit orders to the ATS) on a security-by-security basis during the ATS' regular trading hours (that is, from 8:00 PM ET to 3:50 AM ET): (i) highest resting bid price, lowest resting offer price and aggregate size at such price level ("**Top of Book Data**") and (ii) price and size of the last sale within the ATS ("**Last Sale Data**"). This information is also made available to the IBKR SOR~~, although~~ **and** the IBKR SOR ~~does not utilize~~**utilizes** such information for routing purposes ~~(as noted above, only orders directed to the ATS by a Brokerage Customer or Liquidity Provider may access the ATS)~~. ATS market data is provided on a non-attributed, real-time basis (that is, market data is not subject to any intentional delay, although there may be some latency in its dissemination). For clarity, this information is not disseminated from 7:30 PM ET to 8:00 PM ET (that is, when the ATS is accepting orders in a pending state prior to the start of trading).

   ATS market data is made available by IBKR's affiliate, GFIS. Brokerage Customers must utilize a Trading Product or the REST/Web API to view ATS market data.

   ATS market data is made available to Brokerage Customers and Liquidity Providers

Exhibit 3

at no charge. Subscribers receiving ATS market data via IBKR's REST/Web API offering may elect to receive Top of Book Data that excludes Liquidity Providers' orders (that is, they may elect to receive Top of Book Data that only represents resting orders of Brokerage Customers). For clarity, where a subscriber elects to receive Top of Book Data that excludes Liquidity Providers' orders, the Last Sale Data received by such subscriber will continue to include transactions involving Liquidity Providers. Other than the foregoing, there is no substantive difference in the ATS market data available via the Trading Products or other means of display.

c. *If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?*

☐ *Yes*   ☒ *No*

If no, identify and explain any differences.

Only Subscribers receiving ATS market data via IBKR's REST/Web API offering may elect to receive Top of Book Data that excludes Liquidity Providers' orders. Otherwise, Top of Book Data may represents orders of both Brokerage Customers Liquidity Providers.

Brokerage Customers may elect to access ATS market data via IBKR's REST/Web API offering. Liquidity Providers (in their capacities as such) may only access ATS market data via the REST/Web API.

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

Brokerage Customers are charged commissions for all executions effected through IBKR, including executions in the ATS. Such subscribers may select between a cost-plus ("**Unbundled**") commission model (which involves a base commission plus the pass-through of any venue fee or rebate (e.g., any "maker/taker" fee or rebate)) and a fixed-rate ("**Bundled**") commission model. Customers are free to elect the Bundled or Unbundled commission model at their discretion, and may switch (*i.e.*, change from Bundled to Unbundled or vice versa) that election at any time.

With the exception of IBKR's Affiliate IBKR Financial Services, AG (which pays no commission for fills in the ATS), IBKR Affiliates acting as Brokerage Customers and other Unbundled Brokerage Customers pay a base commission rate (distinct from the venue fee or rebate) ranging from $0.0005 to $0.005/share. IBKR's standard commission rates for Unbundled Brokerage Customers vary based on customer volume.

Exhibit 3

In the Bundled model, IBKR charges customers a fixed rate commission that covers the majority of exchange and regulatory fees, although certain fees are passed-through to the customers. Bundled Brokerage Customers pay commission rates ranging from $0.0013 to $0.01/share for fills in the ATS.

Brokerage Customers may negotiate Bundled and Unbundled commission rates with IBKR. IBKR typically takes into account anticipated volume and totality of the business relationship (e.g., whether a customer anticipates engaging in margin trading or stock loan activities) in such negotiations.

IBKR and its Affiliates do not charge Liquidity Providers (including any Affiliated Liquidity Provider) any fees in connection with their use of the ATS (e.g., no commissions or connectivity fees). Liquidity Providers are responsible for any connectivity fees or other costs associated with their use of the ATS (i.e., fees not charged by IBKR and its Affiliates). **Without limiting the foregoing, IBKR charges Liquidity Providers fees designed to offset CAT fees assessed to IBKR as CAT Executing Broker (as further described below).** For clarity, to the extent IB Corp. acts as a Liquidity Provider, it is responsible for its own connectivity fees and other costs associated with its use of the ATS as a Liquidity Provider.

IBKR is the CAT Executing Broker for both the buyer and the seller on all transactions executed in the ATS. In all instances, IBKR charges the buyer and seller (including any Liquidity Provider that is party to a trade on the ATS) fees designed to offset CAT fees assessed to IBKR as CAT Executing Broker; for clarity, such fees are charged to both Bundled and Unbundled Customers (on a pass-through basis).

ATS market data is made available to Brokerage Customers and Liquidity Providers at no charge.

b. *Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.*

In both the Bundled and Unbundled commission models, IBKR charges a per share fee that covers the bundled use of IBKR's order routing and execution services, including, but not limited to, the Trading Products and the ATS. Subject to certain limited exceptions, the per share fee IBKR charges a given Brokerage Customer is the same for executions resulting on any trading center (although, for Unbundled customers, the venue fee or rebate "passed-through" varies by trading center).

Brokerage Customers may negotiate Bundled and Unbundled commission rates. IBKR typically takes into account anticipated volume and totality of the business relationship (e.g., whether a customer anticipates engaging in margin trading or stock loan activities) in such negotiations.

c. *Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount,*

Exhibit 3

structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

IBKR does not charge Brokerage Customers a venue fee or pay Brokerage Customers a venue rebate for fills in the ATS (whether such Brokerage Customer has elected Bundled or Unbundled pricing).